SE 19008078

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E.B.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69566

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/18
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FEARNLEY SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
880 THIRD AVE 16TH FLOOR
(No. and Street)
NEW YORK, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES B. AHLFELD 212-739-0622
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
RBSM, LLP
(Name – *if individual, state last, first, middle name*)
805 THIRD AVE, NYC, NEW YORK 10022
(Address) (City) (State) (Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, LARS MARIUS HALVORSEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FEARNLEY SECURITIES INC, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA FIORINI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01FI6285480
Qualified in Suffolk County
My Commission Expires July 08, 2021

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's and Board of Directors of
Fearnley Securities, Inc.
New York, NY

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Fearnley Securities, Inc. (the "Company"), as of December 31, 2018, and the related statements of operations and changes in stockholder's equity and cash flows for the year then ended and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supporting Schedules
The supporting schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

RBSM LLP

We have served as the Company's auditor since 2015.

New York, NY
February 26, 2019

Fearnley Securities Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

CURRENT ASSETS:		
Cash and Cash Equivalents	$	1,559,750
Restricted Cash, Clearing Account		257,393
Accounts Receivable		80,758
Due from Clearing Broker		93,263
Prepaid Expenses		89,630
TOTAL CURRENT ASSETS		2,080,794
OTHER ASSETS		
Office Equipment and Leasehold (net)		104,897
		104,897
TOTAL ASSETS	$	2,185,691

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts Payable and Accrued Expenses	$	115,175
Accrued Compensation		500,000
TOTAL CURRENT LIABILITIES		615,175
STOCKHOLDERS' EQUITY		
Common Stock - no par value		
200 authorized, 100 shares issued and outstanding		5,448,795
Accumulated Deficit		(3,878,279)
TOTAL STOCKHOLDERS' EQUITY		1,570,516
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	2,185,691

See accompanying notes to financial statements.

Fearnley Securities Inc.
STATEMENT OF OPERATIONS
Year Ended December 31, 2018

REVENUES:		
Investment Banking Fees	$	1,644,584
Commissions		1,042,258
Interest Earned		5,809
TOTAL REVENUES		2,692,651
EXPENSES:		
Revenue Share-Parent Entity		710,986
Compensation and Benefits		3,415,998
Clearing Charges and Execution Expenses		494,398
Occupancy		117,500
Professional Fees		398,908
Communication		23,624
Other General and Administrative		706,829
TOTAL EXPENSES		5,868,243
NET LOSS FROM OPERATIONS BEFORE INCOME TAXES		(3,175,592)
Income Tax Expense		-
NET LOSS	$	(3,175,592)

See accompanying notes to financial statements.

Fearnley Securities, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2018

	Common Stock					
	Shares		Amount		Accumulated Deficit		Total Stockholders' Equity
Balance at December 31, 2017	100	$	2,148,795	$	(702,687)	$	1,446,108
Capital Contributions	-		3,300,000		-		3,300,000
Net Loss	-		-		(3,175,592)		(3,175,592)
Balance at December 31, 2018	100	$	5,448,795	$	(3,878,279)	$	1,570,516

See accompanying notes to financial statements.

Fearnley Securities, Inc.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(3,175,592)
Adjustment to reconcile net loss to net cash used in changes in assets and liabilities:		
Depreciation		56,737
Changes in Operating Assets and Liabilities:		
Accounts Receivable		384,556
Due from Clearing Broker		3,324
Prepaid Expenses		(8,051)
Accounts Payable and Accrued Liabilities		(121,103)
Net Cash Used in Operating Activities		(2,860,129)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Office Equipment and Leasehold		(121,352)
Net Cash Used in Investing Activities		(121,352)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital Contributions		3,300,000
Net Cash Provided by Financing Activities		3,300,000
NET INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH-CLEARING ACCOUNT		318,519
CASH, CASH EQUIVALENTS, RESTRICTED CASH-CLEARING ACCOUNT AND CASH SEGREGATED IN COMPLIANCE WITH FEDERAL REGULATIONS AT BEGINNING OF YEAR		1,498,624
CASH, CASH EQUIVALENTS, RESTRICTED CASH-CLEARING ACCOUNT AND CASH SEGREGATED IN COMPLIANCE WITH FEDERAL REGULATIONS AT END OF YEAR		1,817,143
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash Paid During the Year:		
Interest	$	-
Taxes	$	-

See accompanying notes to financial statements.

Fearnley Securities, Inc.
Notes to Financial Statements
Year Ended December 31, 2018

(1) Organization

Fearnley Securities, Inc. ("the Company") is a wholly owned subsidiary of Fearnley Securities AS (the Parent Company). The Parent Company was established in 1987 and is an independent full-service investment bank, a member of the Oslo Stock Exchange, and part of the Astrup Fearnley Group. The idea behind the formation of an investment bank within the Astrup Fearnley umbrella was, and remains, to capitalize on the Group's global resources within maritime industries. The Company and the Parent Company remain close to the Group's heritage and core businesses, hence focusing exclusively on shipping, offshore and energy. From its office in New York, the Company provides a full range of brokerage and investment banking services for domestic and global clients.

The Company is a member of FINRA and SIPC.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits of $ 250,000.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	For the Year Ended December 31, 2018
Cash and cash equivalents at beginning of year	$ 1,245,943
Restricted cash - clearing account at beginning of year	252,681
Cash, cash equivalents and restricted cash – clearing account at beginning of year	$ 1,498,624
Cash and cash equivalents at end of year	$ 1,559,750
Restricted cash - clearing account at end of year	257,393
Cash, cash equivalents and restricted cash – clearing account at end of year	$ 1,817,143

(b) Fair Value of Financial Instruments

The carrying value of cash, restricted cash, accounts receivable, due from clearing broker, accounts payable and accrued expenses approximate their fair values based on the short-term maturity of these instruments.

The Company utilizes the methods of fair value measurement as described in ASC 820 to value its financial assets and liabilities. As defined in ASC 820, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

(c) Income Taxes

The Company uses the asset and liability method of accounting for deferred income taxes. The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statemetns and tax bases of assets and liabilities. The Company records tax liabilities for income tax contingencies based on our best estimates of the underlying exposures. The Company's federal and state income tax returns for the years 2016 through 2018 remain open for audit by the applicable regulatory authorities.

(d) Management Estimates

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts based on management's estimate of collectability of such receivables outstanding. As of December 31, 2018, management believes such commissions receivable are fully collectible; hence no allowance has been recorded nor was any bad debt expense recorded during the year.

(f) Office Equipment, Furniture and Leasehold Improvements

Office equipment, furniture and leasehold improvements are stated at historical cost less accumulated depreciation. Amounts incurred for repairs and maintenance are charged to operations in the period incurred. Depreciation on these assets is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of these assets range from three to five years.

(g) Concentration, Risk and Credit Risk

In the normal course of business, the Company's securities activities will involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers.

If the agency transactions do not settle because of failure to perform by either the customer or the counter parties, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

The investment banking revenues of $1.6 million were with two different entities.

(h) Revenue Recognition

Investment banking revenues consist of underwriting revenues, corporate finance advisory revenues and private placement fees. Underwriting revenues arise from securities offerings in which the Company acts as an underwriter, or as another category of participants in an underwritten distribution and may include management fees, selling concessions and underwriting fees. Underwriting revenues are recorded at the time the underwriting is completed and income is reasonably determined and assured of collection. Typically, collection of the related underwriting fees and or management fees occur within 60 days of the transaction date.

Commission revenues are front-end sales commissions for brokerage transactions introduced to the clearing broker, which are recognized on a trade date basis.

Net dealer inventory gains and losses are recorded on a trade date basis, include realized and unrealized net gains and losses, resulting from the Company's principal trading activities.

During 2018, the Company participated in two underwriting transactions that accounted for $1,644,584 of revenue.

(i) Recently Issued Accounting Pronouncements

In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". The update gives entities a single comprehensive model to use in reporting information about the amount and timing of revenue resulting from contracts to provide goods or services to customers. This ASU would apply to any entity that enters into contracts to provide goods or services, would supersede the revenue recognition requirements in Topic 605, Revenue Recognition,

and most industry-specific guidance throughout the Industry Topics of the Codification. The update removes inconsistencies and weaknesses in revenue requirements and provides a more robust framework for addressing revenue issues and more useful information to users of financial statements through improved disclosure requirements. In addition, the update improves comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. In August 2015, FASB issued Accounting Standards Update ("ASU") No.2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date" defers the effective date ASU No. 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. All other entities should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. We are currently reviewing the provisions of this ASU to determine if there will be any impact on our results of operations, cash flows or financial condition.

In February 2016, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) "ASU 2016 – 02 Leases" intended to improve financial reporting about leasing transactions. The ASU affects all companies and other organizations that lease assets such as real estate, office equipment and manufacturing equipment.

The ASU will require organizations that lease assets – referred to as "lessees" – to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases.

Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Consistent with current Generally Accepted Accounting Principles (GAAP), the recognition, measurement, and presentation of expenses and cash flows arising from a lease by lessee primarily will depend on its classification as a finance or operating lease. However, unlike current GAAP – which requires only capital leases to be recognized on the balance sheet – the new ASU will require both types of leases to be recognized on the balance sheet.

The ASU on leases will take effect for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other organizations, the ASU on leases will take effect for fiscal years beginning after December 15, 2019, and for interim periods within fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of this ASU on its financial statements. Early adoption is permitted. The Company has not adopted this guidance for 2018 and is currently evaluating the impact of adopting this guidance.

All other recently issued accounting standards and pronouncements by the Financial Accounting Standards Board, Public Company Accounting Oversight Board, Securities and Exchange Commission and the American Institute of Public Accountants, but not yet effective did not or are not believed by management, to have a material impact on the Company's present or future financial statements.

(3) Office Equipment, Furniture and Leasehold Improvements

As of December 31, 2018, Office Equipment, Furniture and Leasehold Improvements consist of the following:

Office Equipment	$ 54,302
Furniture	27,011
Leasehold Improvements	111,681
Total	192,994
Less Accumulated Depreciation	(88,097)
Net	$ 104,897

The Company incurred $56,737 of depreciation expense for the year ended December 31, 2018.

(4) Related Party Transactions

The Company and the Parent Company have a Profit Sharing Agreement, whereby the Company may share a portion of its profits with the Parent Company in recognition of the Parent Company's *contributions* to profitability of the Company vis a vis the Parent Company's efforts in collaboration with the Company pursuant to *Rule 15a-6 under the Securities Exchange Act of 1934 as amended.* Such profit sharing is based upon certain agreed upon methods driven largely by the involvement of the Company and the Parent Company. The Profit Sharing Agreement may be terminated by either party under certain conditions. Such monies are not due and payable until all fees receivable and relating to such profit share have been fully collected. During 2018, the Company shared $710,986 in profits with the Parent Company.

Revenues as a result of commission based transactions with the Parent Company are $143,771 for the year ended December 31, 2018.

(5) Income Taxes

Under the accounting guidance, income taxes are recognized for the amount of taxes payable for the current year and for the impact of deferred tax liabilities and assets, which represent future tax consequences of events that have been recognized differently in the financial statements than for tax purposes.

Management's judgement is required in evaluating items that factor into determining tax provisions. Management believes its tax provisions reflected in the financial statement are fully supportable.

The income tax provision consists of the following components as of December 31, 2018:

		Rate
Current Tax Benefit:		
Federal	$ 666,874	21.0%
State and Local	200,062	6.3%
Permanent Differences	(40,950)	(1.3%)
Net operating loss carryforward reserves	(825,986)	(26.0%)
Net Income tax	$ 0.00	0.0%

As of December 31, 2018, there are pending tax refunds of $80,758 included in accounts receivable.

The Company has net operating losses of $3,300,000 which expire in 2038. The related deferred tax assets on these net operating loss carryforwards of $900,000 have been fully reserved, due to unstable earnings history.

(6) Defined Contribution 401k Plan

The Company formed a 401k plan whereby a voluntary and discretionary contribution by both the Company and its employees can be made. The Company contributed $50,200 during 2018.

(7) Commitments and Contingencies

a) The Company has a 3 year lease at the premises located at 880 Third Ave, which expires December 31, 2020. Monthly lease payments are $10,000. Rent expense for the year ended December 31, 2018 is $117,500.

b) In November 2015, the Company entered into a fully disclosed clearing agreement with an unrelated entity and a clearing broker. The Company intends to conduct its clearing and depository transactions for the Company's customer accounts and proprietary transactions securities registered in the United States (domestic transactions) through this clearing agreement, while foreign based securities will be cleared through its Parent Company.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of failure of the Company's customers to satisfy their obligations in connection with their securities transactions. The Company funded $250,000 in January 2016, as cash held on deposit for the settlement of any unsettled domestic transactions.

Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers.

c) During the year, the Company entered into several annual employment agreements with its employees, detailing traditional terms of employment such as rate compensation, bonus terms if applicable, employment benefits, resignation terms, non-compete clauses and terms of terminations.

(8) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $1,199,039 which was $949,039 in excess of its required net capital of S250,000.

(9) Subsequent Event

The Company has evaluated subsequent events for the disclosure purposes through February 26, 2019.

Supplemental Information

Fearnley Securities, Inc.
Computation of Net Capital
Under Rule 15c3-l of the
Securities and Exchange Commission
December 31, 2018

Total stockholder's equity qualified for net capital	$ 1,570,516
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses, Receivables and Other Assets	368,548
Aged Fail to Deliver	2,929
Net capital	$ 1,199,039
Computation of Alternate Net Capital Requirement:	
2% of combined aggregate debit Item as shown in the formula for reserve Requirements pursuant to Rule 15c3-3	$ -
Minimum dollar net capital requirement – the higher of 6 - 2/3% of aggregate indebtedness of $615,175 or $250,000	$ 250,000
Net capital requirement (greater of above)	$ 250,000
Excess net capital	$ 949,039
Computation of Ratio of Aggregate Indebtedness to Net Capital:	
Total aggregate indebtedness	$ 615,175
Ratio of aggregate indebtedness to net capital	.51 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the FOCUS Form X-17a-5 Part II, as amended by the Company January 29, 2019.

Fearnley Securities, Inc.

STATEMENT REGARDING SEC RULE 15c3-3

December 31, 2018

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(ii), for A and B. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's and Board of Directors of
Fearnley Securities, Inc.
New York, NY

We have reviewed management's statements, included in the accompanying Exemption Report, in (1) which Fearnley Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fearnley Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (ii) Fearnley Securities will not hold customer funds or safekeep customer securities (the "exemption provisions") and (2) Fearnley Securities, Inc. stated that Fearnley Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Fearnley Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fearnley Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

New York, NY
February 26, 2019

FEARNLEY SECURITIES, INC.
EXEMPTION REPORT
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS AT DECEMBER 31, 2018

Fearnley Securities, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15C3-3 (k)(2)(ii).
(2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Fearnley Securities, Inc.

I, Lars Marius Halvorsen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: CEO, Fearnley Securities, Inc.

Date: 2/20/19

RBSM LLP
Accountants & Advisors

805 Third Avenue
14TH Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Stockholder's and Board of Directors of
Fearnley Securities, Inc.

In accordance with Rule 17a-5(c)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2018, which were agreed to by Fearnley Securities, Inc ("The Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and corresponding wire transfer banking activity noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RBSM LLP

New York, NY
February 26, 2019

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

2*2*******468*******************ALL FOR AADC 100
69566 FINRA DEC
FEARNLEY SECURITIES INC
FEARNLEY SECURITIES
880 3RD AVE FL 16
NEW YORK, NY 10022-4730

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JAMES B. AHLFELS
212-739-0622

2. A. General Assessment (item 2e from page 2) $ 3,292

B. Less payment made with SIPC-6 filed (**exclude interest**) (2862)
7-24-18
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 430

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 430

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 430

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FEARNLEY SECURITIES, INC
(Name of Corporation, Partnership or other organization)

James B. Ahlfeld
(Authorized Signature)

FINOP
(Title)

Dated the 12 day of FEBRUARY, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

FEARNLEY SECURITIES, INC.

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,692,591
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	363,223
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	135,000
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ — 0 —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ — 0 —	
Enter the greater of line (i) or (ii)	— 0 —
Total deductions	498,223
2d. SIPC Net Operating Revenues	$ 2,194,368
2e. General Assessment @ .0015	$ 3,292 (to page 1, line 2.A.)